EXHIBIT 3.1

Amendment to Article V of
the By-Laws of Hardinge Inc.

Section 5.  Non-Officer Appointments.

The Chief Executive Officer may, from time to time for the convenience of the Corporation and in furtherance of its business interests, confer the title of Vice President or any variation thereof on an employee of the Corporation without the Board of Directors electing such employee an officer of the Corporation (a ‘Non-Officer Vice President”).  A Non-Officer Vice President shall not be an officer of the Corporation for any purpose including, but not limited to, for the purposes of these By-Laws, the New York Business Corporation Law and any employee benefit plan sponsored or offered by the Corporation.  Each appointment of a Non-Officer Vice President is revocable at the discretion of the Chief Executive Officer.